EXHIBIT 21.1

Sigma Designs, Inc. Listing of Subsidiaries

NAME	JURISDICTION

CopperGate Communications Ltd.	Israel
CopperGate Communications, Inc.	USA
Sigma Designs (Asia), Ltd.	Hong Kong
Sigma Designs Denmark Aps	Denmark
Sigma Designs Europe	France
Sigma Designs Japan, KK	Japan
Sigma Designs Technologies Canada, Inc.	Canada
Sigma Designs Technology Denmark Aps	Denmark
Sigma Designs Technology Singapore Pte. Ltd.	Singapore
Sigma Designs Vietnam Company, Ltd.	Vietnam
Sigma International Limited	Cayman Islands